NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	8

a. Acceptance of the resignation of Mr. Tatsu Kono as a
director of Philippine Long Distance Telephone Company
(the “Company”), effective immediately;
b. Election of Mr. Setsuya Kimura as a director of the
Company to hold office effective immediately and for
the unexpired term of his predecessor in office, Mr.
Tatsu Kono;
c. Appointment of Mr. Setsuya Kimura as member of the
Governance and Nomination, Executive Compensation and
Technology Strategy Committees, and as Advisor of the
Audit Committee;
d. Amendments to the Seventh Article of the Articles of
Incorporation of the Company;
e. Calling of a special meeting of stockholders and
setting of record date for such meeting;
f. Cash dividend declaration on the Company’s Series A,
I, R, W, AA and BB 10% Cumulative Convertible Preferred
Stock; and
g. Confirmation of appointment of a Vice President.

Exhibit 1

July 5, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

July 5, 2011

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,181,737 As of May 31, 2011	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 5, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on July 5, 2011:

1.	The Board accepted the resignation of Mr. Tatsu Kono as a director of the Company, effective immediately. The Board expressed their gratitude to Mr. Kono for his invaluable contribution and wished him continued success in his new assignment in another investee company of NTT DoCoMo, Inc.

The resignation of Mr. Kono is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board elected Mr. Setsuya Kimura as a director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Tatsu Kono.

Mr. Setsuya Kimura was also appointed as member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees, and as Advisor of the Audit Committee, effective immediately.

Mr. Setsuya Kimura is the Executive Director of Strategic Investment & Alliance, Global Division of NTT DoCoMo, Inc. Prior to that, he served as Director of Network Department of NTT DoCoMo, Inc. He also served as Regional CEO, Asia Pacific of NTT Communications and President & CEO of NTT Singapore Pte Ltd from 2007 to 2009, and as President & CEO of NTT Communications (Thailand) Co. Ltd from 2003 to 2007. Prior to that, he occupied various management positions in Nippon Telephone and Telegraph Company. Mr. Kimura obtained his Bachelor’s Degree in Civil Engineering from Hokkaido University.

3.	The Board approved the amendments to the Seventh Article of the Articles of Incorporation of the Company, sub-classifying the Company’s Preferred Capital Stock into Voting Preferred Stock consisting of 150,000,000 shares, each with a par value of P1.00 and Non-Voting Serial Preferred Stock consisting of 808,750,000 shares, each with a par value of P10.00, subject to the procurement of the requisite stockholders’ approval. A copy of the related press release is attached hereto.

4.	The Board called for a special stockholders’ meeting on September 20, 2011 (the “Special Stockholders Meeting”) for the purpose of seeking approval of the amendments to the Articles of Incorporation as aforementioned. The Board has set July 22, 2011 as the record date for the purpose of determining the stockholders entitled to receive notice of and to vote at the Special Stockholders Meeting. The requisite Notice and Agenda and Information Statement will be submitted to the Securities and Exchange Commission for clearance in due course and prior to distribution to the Company’s stockholders.

5.	The Board declared the following cash dividends out of the Company’s audited unrestricted retained earnings as at December 31, 2010, which are sufficient to cover the total amount of dividends declared:

Exhibit 1

a.	?1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

b.	?1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

c.	?1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

d.	?1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

e.	?1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

f.	?1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2011, payable on August 31, 2011 to the holders of record on August 3, 2011.

6.	The Board confirmed the appointment of Mr. Albert Mitchell L. Locsin as a Vice President – Corporate Relationship Management B, effective June 1, 2011.

Mr. Albert Mitchell L. Locsin has over 23 years of management experience and over 8 years of Business Process Outsourcing (BPO)/Information Technology (IT) management practice. He was the Global Business Development Executive of Logica Philippines from March 2008 to May 2011. He served as the Managing Consultant of People2Outsource, Incorporated from August 2006 to March 2011 and as Executive Director of Business Processing Association of the Philippines from June 2005 to March 2008.

Mr. Locsin obtained his Bachelor of Science Degree in Business Administration Management from Notre Dame College, Belmont, California, U.S.A and Master in Public Management from the Ateneo de Manila University. He also completed the Harvard Mentor Management Program from Harvard University, Massachusets, U. S. A.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 5, 2011

Exhibit 1

PLDTpressrelease

PLDT BOARD APPROVES CREATION OF
VOTING PREFERRED SHARES

MANILA, PHILIPPINES: 5TH July 2011 — The Board of Directors of Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) approved today the creation of a new class of redeemable preferred shares with full voting rights which may only be subscribed and owned by Philippine nationals (the “Voting Preferred Shares”). When the Voting Preferred Shares are issued, the resulting capital structure of PLDT will be aligned with, and identical to, the current capital structure of many listed Philippine companies engaged in businesses such as the operation of public utilities, mining, and land development.

PLDT maintains that its current share structure fully complies with the Constitution. Although the Supreme Court decision in Gamboa vs. Teves, et al is not final and still subject to reconsideration, the Supreme Court’s ruling, until reversed, could disrupt PLDT’s operations and transactions. To safeguard the interests of its consumers, shareholders, holders of its securities and lenders, the Board of Directors of PLDT approved amendments to the Amended Articles of Incorporation of PLDT (the “Articles”) that will authorize the Board of Directors of PLDT to issue the Voting Preferred Shares as and when the Board determines such issuance to be necessary to protect the interests of PLDT and its stakeholders. The issuance of the Voting Preferred Shares will result in an expanded voting capital in PLDT consisting of Common Shares and Voting Preferred Shares.

The foregoing amendments to the Articles will be subject to approval by the stockholders of PLDT owning two-thirds of the total outstanding shares. After the approval of the amendments by the PLDT shareholders, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board of Directors of PLDT to the Beneficial Trust Fund of PLDT and other Philippine nationals. When issued, the 150,000,000 Voting Preferred Shares will be about 45% of the expanded voting shares of PLDT and the total foreign equity in PLDT’s expanded voting shares will be reduced from the current 64% to about 36%.

PLDT’s Chairman, Manuel V. Pangilinan, said, “PLDT believes that its current share structure is in full compliance with the Constitution, all applicable laws and regulations and various opinions of the Securities and Exchange Commission and it is prepared to exercise all its legal options in relation to the Supreme Court’s ruling in the Gamboa case. In the meantime, PLDT wants to assure all its stakeholders, particularly its customers, that it will be business as usual for PLDT. We assure our shareholders and the general public that they will continue to reap the benefits from PLDT’s continued services.”

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 5, 2011